UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       NATIONWIDE CAPITAL CORPORATION
______________________________________________________________________________
                             (Name of Issuer)

               COMMON STOCK, PAR VALUE $0.002 PER SHARE
______________________________________________________________________________
                     (Title of Class of Securities)

                                63860N 10 6
______________________________________________________________________________
                              (CUSIP Number)

                               Marc Duchesne
                            72 New Bond Street
                            London W1 England
                              +442075149976
______________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               with a copy to:

                               Sheryl Jones Alu
                     Elias, Matz, Tiernan & Herrick L.L.P.
                             734 15th Street, N.W.
                            Washington, D.C. 20005
                               (202) 347-0300

                              September 27, 2002
              ____________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 63860N 10 6                 13D                         Page 2 of 5

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
______________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Marc Duchesne
______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  / /
                                             (b)  /X/
______________________________________________________________________________
3.   SEC USE ONLY

______________________________________________________________________________
4.   SOURCE OF FUNDS
     PF
______________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             /  /
______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom
______________________________________________________________________________
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER.
     1,340,000
______________________________________________________________________________
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER.
     -0-
______________________________________________________________________________
9.   NUMBER  OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER.
     1,340,000
______________________________________________________________________________
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER.
     -0-
______________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,340,000

CUSIP No. 63860N 10 6                13D                          Page 3 of 5



______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                       /X/
______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.38%
______________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.























  * Excludes an aggregate of 750,000 shares of common stock held by Morgan West Asset Management Ltd., of which Mr. Duchesne is a director. Mr. Duchesne disclaims the power to vote or direct the vote over such shares and also disclaims the beneficial ownership of such shares.

CUSIP No. 63860N 10 6               13D                           Page 4 of 5



Item 1.   SECURITY AND ISSUER.

The title and class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.002 per share (the "Common Stock"), of Nationwide Capital Corporation (the "Company"). The address of the principal executive offices of the Company is 50 Briar Hollow, 7th Floor, West Building, Houston, Texas 77027.

Item 2.   IDENTITY AND BACKGROUND.

(a)- (c) This Schedule 13D is being filed by Marc Duchesne. Mr. Duchesne's address is 72 New Bond Street, London W1, England. Mr. Duchesne is a private investor.

(d) - (e) During the past five years, Mr. Duchesne has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Duchesne is a citizen of the United Kingdom.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of a Contract for the Sale and Purchase of Stock, dated September 12, 2002, Exhibit 99.1 hereto, Mr. Duchesne completed the purchase of 720,000 shares of common stock of the Company on September 27, 2002 in a private transaction with Suisse Alliance Bank of Zurich, Switzerland for a purchase price of $0.02 per share or an aggregate price of $14,400. The purchase price was based on the fulfillment of Mr. Duchesne's compensation as the agent of Suisse Alliance from which he had resigned on September 12, 2002, as set forth in the Termination of Agent Agreement, Exhibit 99.2 hereto.
Also, on September 27, 2002, Mr. Duchesne purchased an additional 48,000 shares of common stock of the Company in the Over-the-Counter market at an average per share price of $7.20 or $345,000.

Item 4.   PURPOSE OF THE TRANSACTION.

Based on the purchases of the 768,000 shares of the common stock of the Company, Mr. Duchesne owns approximately 8.38% of the Company's outstanding shares of common stock. The purchases were for personal investment purposes.

Mr. Duchesne has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

(a) - (c) Mr. Duchesne beneficially owns 1,340,000 shares or approximately 8.38% of the outstanding shares of the Company. Mr. Duchesne has sole disposition and voting power with

CUSIP No. 63860N 10 6                13D                          Page 5 of 5

respect to the 1,340,000 shares described above. The only transactions involving shares of Common Stock by MCSi during the past 60 days were the purchases of 768,000 shares of Common Stock described in item 3 above. The calculations above are based upon 15,990,000 shares of Common Stock outstanding on September 27, 2002.

(d) and (e):  Not applicable.

The amount of shares beneficially owned excludes an aggregate of 750,000 shares of common stock held by Morgan West Asset Management Ltd., of which Mr. Duchesne serves as a director. In that regard, Mr. Duchesne disclaims beneficial ownership of such shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To Mr. Duchesne's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other person with respect to any securities of the Company, including but not limited to transfer or voting or any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls or guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit No.         Description

  99.1                Contract for the Sale and Purchase of Stock

  99.2                Termination of Agent Agreement


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2002

                                   By:  /s/ MARC DUCHESNE
                                        ------------------
                                        Marc Duchesne